TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 __________ LOS ANGELES • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY
December 6, 2024

Via EDGAR

Ms. Elena S. Stojic, Senior Special Counsel

Division of Investment Management,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, DC 20549.

Re:	Carlyle Secured Lending, Inc.

Registration Statement on Form N-14

Filing Date: October 7, 2024

File No. 333-282535

Dear Ms. Stojic:

On behalf of our client, Carlyle Secured Lending, Inc. (the “Company”), set forth below is the Company’s response to the comments of the Staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) delivered to me by you telephonically on November 6, 2024 with respect to the Company’s registration statement on Form N-14 (File No. 333-282535), filed with the Commission on October 7, 2024 (the “Registration Statement”), and the joint proxy statement/information statement/prospectus included therein (the “Joint Proxy Statement/Information Statement/Prospectus”).

For the Staff’s convenience, the text of the Staff’s comments is set forth below. Concurrent herewith, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Capitalized terms used in this letter, but not defined herein, shall have the meanings set forth in Amendment No. 1. Capitalized terms used herein are defined in the Joint Proxy Statement/Prospectus.

Ms. Stojic	-2-

Accounting Comments

1.	Please provide the supplemental financial information required by Rule 6-11(d) of Regulation S-X.

Response: The Company has added a new section in Amendment No. 1 titled “Supplemental Financial Information” pursuant to Rule 6-11(d) of Regulation S-X. As noted in Amendment No.1, the Company and CSL III believe that the disclosure in Amendment No. 1 meets the supplemental disclosure requirements set forth in Rule 6-11(d) because: (1) Amendment No. 1 includes a pro forma fee table, showing (a) the pre-transaction fee structures of the Company and CSL III and (b) the post-transaction fee structure of the combined company, (2) the Company and CSL III have determined that the Mergers would not result in a material change in the Company’s and CSL III’s investment portfolio due to investment restrictions, and (3) the Company and CSL III have determined that there are no material differences in accounting policies of the Company and CSL III.

2.	Please confirm that the fees disclosed in the Joint Proxy Statement/Information Statement/Prospectus reflect “current fees” as required by Item 3 of Form N-14.

Response: The Company hereby confirms that the fees and expenses reflect “current fees” as required by Item 3 of Form N-14.

3.

There are several instances in the Joint Proxy Statement/Information Statement/Prospectus in which filings that are incorporated by reference do not have corresponding hyperlinks to the relevant EDGAR filing, including the Financial Highlights and Senior Securities sections therein. Please confirm that hyperlinks to each such filing that is incorporated by reference will be included as required by the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Response: The Company has revised Amendment No.1 to include hyperlinks to each EDGAR filing that is incorporated by reference.

4.	Please confirm that the current financial condition of Merger Sub does not trigger any financial disclosure requirements within the form.

Response: The Company confirms that the current financial condition of Merger Sub does not trigger any financial disclosure requirements within the form. The Company notes for the information of the Staff that Merger Sub has been formed for the sole purpose of consummating the First Merger and it will not commence operations or undertake any business prior to the closing of the First Merger, except as necessary to facilitate the First Merger. Merger Sub will be merged with and into CSL III upon completion of the First Merger.

Ms. Stojic	-3-

5.

In the “Senior Securities of CSL III” section on page 180 of the Joint Proxy Statement/Information Statement/Prospectus, please provide information for the quarterly periods ending March 31, 2024, and June 30, 2024.

Response: The Company acknowledges the Staff’s comments and notes that Item 6(a) of Form N-14 refers to Item 4.3 of Form N-2, which only requires “information as of the end of the last ten fiscal years for each class of senior securities” and does not require such information to be provided with respect to any quarterly period. CSL III was formed on February 8, 2021 and commenced its operations on May 28, 2021. Please refer to page 179 for CSL III’s senior securities information for the years ending December 31, 2023, and December 31, 2022.

Legal Comments

6.	In the CGBD cover letter, please clarify whether CSL III is currently a wholly-owned subsidiary of CGBD.

Response: The Company has revised the CGBD cover letter included in Amendment No.1 in response to the Staff’s comment to clarify that CSL III is not a wholly-owned subsidiary of CGBD.

7.

In the CGBD cover letter, please include details on how the exchange ratio will be determined if CGBD Common Stock is not trading at a premium to NAV at the Effective Time. Please also explain how the fund’s valuation in such circumstances would remain consistent with Rule 17a-8 under the Investment Company Act.

Response: The Company has revised the CGBD cover letter included in Amendment No.1 in response to the Staff’s comment. The revised CGBD cover letter states that if CGBD Common Stock is not trading at a premium to NAV on the Determination Date, then such number of shares of CGBD Common Stock exchanged for each CSL III Common Share shall be the quotient (rounded to the fourth nearest decimal) of (A) the CSL III Per Share NAV (as defined in the Merger Agreement), and (B) the CGBD Per Share NAV. Under such circumstances, because the Mergers will be based on the relative NAVs of the merging funds, the interests of existing CSL III Shareholders and CGBD Stockholders will not be diluted as a result of the Mergers.

Ms. Stojic	-4-

8.	In the CSL III cover letter, there are reference to “other closing conditions.” Please briefly describe such closing conditions where appropriate.

Response: The Company has revised the CSL III cover letter included in Amendment No.1 in response to the Staff’s comment to add a cross reference to the discussion of closing conditions, in light of the number of different closing conditions.

9.

Under the Question and Answer titled “If I am a CGBD Stockholder, what is the “record date” and what does it mean?” Please supplementally explain whether the Mergers require separate approval from preferred shareholders pursuant to Section 18(a)(2)(D) of the Investment Company Act.

Response: The Company notes for the information of the Staff that Section 18(a)(2)(D) and Section 61 of the Investment Company Act require a separate class vote of senior securities that are stock in connection with any reorganization plan adversely affecting such securities or of any action requiring a vote of security holders as provided in Section 13(a) of the Investment Company Act. As discussed in the CGBD cover letter and the Q&A section, Carlyle Investment Management L.L.C. (“CIM”), a wholly-owned subsidiary of The Carlyle Group Inc. and the record holder of all CGBD Preferred Stock, has voluntarily agreed to exchange its shares of CGBD Preferred Stock for CGBD Common Stock at the Closing CGBD Net Asset Value per share immediately prior to the completion of the Mergers. Accordingly, the Company and CIM believe that the Mergers do not adversely affect CIM for purposes of Section 18(a)(2)(D) of the Investment Company Act and therefore no separate approval from preferred shareholders is required for the Mergers.

10.

Under the Question and Answer titled “Will CGBD and CSL III incur expenses in soliciting proxies?,” please provide further details regarding the “certain circumstances” in which the applicable advisors have agreed to cover merger-related expenses.

Response: The Company has revised the “Questions and Answers” section of Amendment No.1 on page 7 in response to the Staff’s comment.

11.

Under the Question and Answer titled “If I am a CSL III Shareholder, will my expense ratio increase as a result of the Mergers without a waiver or reimbursement?” please remove the words “but only” from the answer as it may cause confusion and is already covered by the remainder of the answer.

Ms. Stojic	-5-

Response: The Company has revised the “Questions and Answers” section of Amendment No.1 on page 9 in response to the Staff’s comment.

12.

In the “Summary of the Mergers” section under the heading “Blue Fox Merger Sub, Inc.” on page 13 of the Joint Proxy Statement/Information Statement/Prospectus, please disclose why the transaction includes the First Merger, the purpose of the First Merger, and why the First Merger is necessary as part of the merger process.

Response: The Company has revised the “Summary of the Mergers” section included in Amendment No. 1 in response to the Staff’s comment to clarify that the Mergers are taking place in two steps to preclude imposition of corporate-level income tax should the transaction fail to qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended.

13.

The Staff notes its view that any attempt to seek payment of the termination fee would violate Section 17(d) and Rule 17d-1 under the Investment Company Act. The Staff also advises that, with respect to any future merger, entering an agreement that provides for a termination fee to an affiliated person or principal underwriter, as referenced in Rule 17d-1(a) of the Investment Company Act in connection with a merger by a registered investment company or a company that has elected to be regulated as a business development company (BDC), would be a violation of Section 17(d) and Rule 17d-1 of the Investment Company Act at the time the agreement is made.

Response: The Company and CSL III acknowledge the Staff’s view that any attempt by CSL III to seek payment of the termination fee would violate Section 17(d) and Rule 17d-1 under the Investment Company Act. Accordingly, the CSL III Board, upon the recommendation of the CSL III Special Committee, determined to waive the receipt of any such termination fee in the event the Merger Agreement is terminated in a manner that would require payment thereof. The Company has revised “Description of the Merger Agreement – Termination of the Merger Agreement – Termination Fee” section of Amendment No.1 on page 102 to disclose the waiver.

Ms. Stojic	-6-

14.

Under “Additional Agreement—No Solicitation” on page 92 of the Joint Proxy Statement/Information Statement/Prospectus, there is a reference to “any standstill or similar agreement.” Please supplementally address whether the fund or any fund affiliates have entered into a standstill agreement with respect to the fund and any third party. If so, provide a copy or direct us towards where such agreement is filed on EDGAR. The Staff intends to review any such agreement and may have further comments after doing so. For purposes of this comment, a standstill agreement is an agreement in which a third party agrees to take or not to take one or more specified actions with respect to the fund.

Response: The Company and CSL III supplementally confirm that they are not party to a “standstill agreement” as defined in comment 14. In addition, the Company and CSL III supplementally confirm that, to the knowledge of the Company and CSL III, no affiliate of the foregoing is party to such a standstill agreement.

15.

Under “Takeover Statutes and Provisions” on page 94 of the Joint Proxy Statement/Information Statement/Prospectus, please confirm if Merger Sub is a BDC, and if so, whether the Maryland control share statute applies to the merger of Merger Sub.

Response: The Company confirms that Merger Sub is not a BDC.

16.

Under “Certain Relationships And Related Party Transactions Of CSL III” on page 159 of the Joint Proxy Statement/Information Statement/Prospectus, there is a reference that “a novation of the CSL III Investment Advisory Agreement was effected so that the CSL III Advisor was substituted for the CGCIM and the CGCIM was released from its obligations under the initial investment advisory agreement.” Please supplementally explain how the replacement of an advisor without a shareholder vote complied with Section 15(a) of the Investment Company Act.

Response: The Company acknowledges the Staff’s comments and notes that the novation that did not result in a change of actual control or management of the adviser to CSL III in accordance with Rule 2a-6 under the 1940 Act and that as a result it did not constitute an “assignment” for purposes of Section 15(a)(4) of the 1940 Act or result in a termination of the existing investment advisory agreement. Accordingly, a new shareholder vote was not required for purposes of Section 15(a) of the Investment Company Act. The Company also notes for the information of the Staff that a novation of an investment advisory agreement is not unprecedented. See, e.g., Ashmore Funds (File No. 811-22468) and the correspondence with the Staff dated June 12, 2014. See also PIMCO Managed Accounts Trust (f/k/a Fixed Income Shares) (File No. 811-09721), Novation of Investment Advisory Agreement by and among the Trust, Allianz Dresdner Asset Management of America L.P. (f/k/a PIMCO Advisors L.P.) and PIMCO Funds Advisors LLC (f/k/a PIMCO Funds Advisors LLC), dated February 26, 2002, filed by PIMCO Managed Accounts Trust (f/k/a Fixed Income Shares) on February 28, 2003. The Company believes, based on a review of EDGAR filings, that in neither example was a new shareholder vote obtained.

Ms. Stojic	-7-

The Company notes for the information of the Staff that the CSL III Novation Agreement was approved by the CSL III Board on November 2, 2021, and executed by the parties on November 11, 2021, prior to any investors in CSL III other than the then original investment adviser, and disclosed to CSL III investors.

17.

In “Financial Highlights of CGBD” section on page 165 of the Joint Proxy Statement/Information Statement/Prospectus, please hyperlink all material incorporated by reference in compliance with Rule 411 under the 1933 Act.

Response: The Company has revised Amendment No.1 to include hyperlinks to each EDGAR filing that is incorporated by reference.

18.

On page A-59 the Joint Proxy Statement/Information Statement/Prospectus, under “11.6 Governing Law; Jurisdiction; Waiver of Jury Trial,” regarding the all-caps sentences: “EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 11.6,” the Staff notes that mandatory arbitration provisions are contrary to federal securities law anti-waiver provisions. Please revise the mandatory arbitration provision in the fund’s organizational documents so that it does not apply to federal securities law claims. Please also disclose in the registration statement that this provision does not apply to claims arising under federal securities laws.

Ms. Stojic	-8-

Response: The Company notes for the information of the Staff that Section 13.7 of the CSL III Declaration of Trust (the “Declaration”) provides that in the event the CSL III Board, with the advice of counsel, determines that any provision of the Declaration is in conflict with applicable laws and regulations, such applicable laws and regulations shall control, and the conflicting provision shall be deemed never to have constituted a part of the Declaration. The Company has revised Amendment No.1 to clarify that these provisions of the Merger Agreement are not intended to restrict any shareholder rights under the federal securities laws.

19.

On page A-64 of the Joint Proxy Statement/Information Statement/Prospectus, under the heading “Article II, Lock-Up,” (A) please supplementally explain if any of the lockup agreements are with entities or individuals other than the following: (i) the investment advisor, (ii) advisors affiliates, (iii) officers or directors of funds, or (iv) shareholders owning more than 25% of fund’s shares. We may have additional comments. (B) Please supplementally explain how a lockup agreement that subjects shares to different holding periods would not create a senior security under Section 18 of the Investment Company Act.

Response: With respect to the first part of comment 19, the Company notes for the information of the Staff that the only lock-up agreement contemplated by the Mergers is with CIM, an affiliate of the investment advisors to the Company and CSL III. With respect to the second part of comment 19, Section 18(g) of the Investment Company Act defines “senior security” as any stock of a class having priority over any other class as to distribution of assets or payment of dividends. The Company notes that the lock-up agreement only restricts the tradability of the CGBD Common Stock to be issued to CIM in exchange for its CGBD Preferred Stock, and does not restriction the ability of CGBD to pay distributions or dividends on CGBD Common Stock. Accordingly, the lock-up agreement does not create a senior security for purposes of Section 18 of the Investment Company Act.

20.	For Part C—Other Information on page C-1 of the Joint Proxy Statement/Information Statement/Prospectus, please add the indemnification language as required by Rule 484 under the 1933 Act.

Response: The Company has revised page C-1 of Amendment No.1 in response to the Staff’s comment.

Ms. Stojic	-9-

21.

For Part C - Other Information, please include an undertaking in the registration statement to file opinions of counsel supporting the tax consequences of the proposed Mergers by post-effective amendment.

Response: The Company notes for the information of the Staff that Exhibit (12) to the Registration Statement is a tax opinion of Sullivan & Cromwell, which has been filed with Amendment No.1.

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (212) 558-4940.

Sincerely

By:	/s/ William G. Farrar
William G. Farrar
Sullivan & Cromwell LLP

cc:	Joshua Lefkowitz

Teresa Jung

(Carlyle Secured Lending, Inc.)